

# Kate Flynn · 2nd

CEO & Founder, Sun & Swell Foods | Tory Burch Fellow

Santa Barbara, California, United States · 500+ connections ·

**Contact info**

 **Sun & Swell Foods**

 **Harvard Business School**

## Experience



### CEO & Founder
Sun & Swell Foods
Aug 2016 – Present · 4 yrs 8 mos
Santa Barbara, California Area

### Retail & Consumer Products Consultant
Self-Employed
Jul 2016 – Present · 4 yrs 9 mos
United States



### Kurt Salmon
4 yrs

### Manager
Jan 2015 – Jul 2016 · 1 yr 7 mos
San Francisco Bay Area

Provides strategic consulting services to leading retailers, as well private equity funds investing in the retail and consumer products space.

Select Project Experience: ...see more

○ **Senior Consultant**
Aug 2012 – Jul 2016 · 4 yrs
San Francisco Bay Area

 **Senior Auditor / CPA**
Deloitte
Sep 2007 – Jul 2010 · 2 yrs 11 mos
Orange County, California Area

Worked on teams to coordinate and execute financial statement audits for public and private companies across various industries, primarily manufacturing, retail, and hospitality.

# Education

 **Harvard Business School**
Master of Business Administration (MBA), Business Administration and Management, General
2010 – 2012
Activities and Societies: CFO of Retail and Luxury Goods Club Co-President of West Coast Club Member of Marketing and Entertainment & Media Club

 **UC Santa Barbara**
B.A., Business Economics with Accounting Emphasis
2003 – 2007
Activities and Societies: Delta Gamma Sorority

 **Academy of Culinary Nutrition**
2019 – 2019

# Licenses & certifications

**Certified Public Accountant**

# Volunteer experience

**Mentor**

Team in Training
2014 – Present  · 7 yrs

Team In Training (TNT) is the flagship fundraising program for The Leukemia & Lymphoma Society (LLS). It is an endurance sports training program for charity that raises money for blood cancer research.

As a mentor, I help new recruits with their fundraising campaigns and assist them in accomplishing their goals of crossing the finish line in a long-distance race (half marathon or marathon).





